UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2020

Money With Meaning Fund, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10961

Delaware	82-1462270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 S Orange Ave, Suite 1000 Orlando, Florida 32801	407-378-6868
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information discussed in this item should be read together with the Company’s financial statements and related notes (unaudited) appearing under Item 3 of this Report.

Business and Our Investments

Money With Meaning Fund, LLC (the “Company” and sometimes as “we”, “us” or “our”), was formed on May 8, 2017, and its offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on June 3, 2019.

As of June 30, 2020, the Company had investments in 35 residential mortgage loans for a total of $679,069. The Company also invested in 2 promissory notes for a total of $154,954 and maintained cash and cash equivalents for an amount of $72,289.

Results of Operations

On September 10, 2019, we commenced operations upon satisfying the $250,000 minimum offering requirement for our initial Offering. For year ended December 31, 2019, we had losses in the amount of $58,093. For the six months beginning January 1, 2020 and ending June 30, 2020, we had an income of $488.

In March 2020, The World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout United States and the world. As of the date of this semiannual report, there is considerable uncertainty around the expected duration of the pandemic. The Company may be significantly impacted by the pandemic, which could result in material future changes to the Company’s financial position and results of operations. The ultimate impact of COVID-19 on the financial performance of the Company’s investments cannot be reasonably estimated at this time.

Revenue

Interest Income and Realized Gain/(Loss)

For the six month period between January 1, 2020 and June 30, 2020 (the “First Half of the Year”), we had interest income of approximately $30,891 and interest expense of $8,187. We had interest income of $9,336 for the year ended December 31, 2019 and $0 for the year ended December 31, 2018. For the First Half of the Year, we had realized gain of approximately $6,821. The realized gain for the year ended December 31, 2019 was $1,342 and $0 for the year ended December 31,2018.

Expenses

General and Administrative

For the First Half of the Year, we incurred general and administrative expenses of approximately $35,903. For the years ended December 31, 2019 and December 31, 2018, we incurred general and administrative expenses of approximately $63,635 and $40,199, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business.

Capital Resources

Apart from our efforts to raise money via the sale of Class A Units in the Offering, and the potential impacts of COVID-19 on the Company, we are not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources. We have raised capital of $670,700 as of June 30, 2020 of which $606,500 was raised in the year ended December 31, 2019. We did not raise any money in the year ended December 31, 2018. During the First Half of the Year, we also redeemed capital of $16,849.

Asset Management Fees

For the First Half of the Year, we were reimbursed $4,695 by the manager. For the years ended December 31, 2019 and December 31, 2018, we paid asset management fees of $5,152 and $0, respectively

The Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the Investor Members on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

The increase in the amount of the asset management fee is attributable to increase in our NAV, as the fee is calculated as percentage of NAV each month and increase in the number of investments.

Liquidity and Capital Resources

The Company is seeking to raise up to $15,000,000 of capital in this Offering by selling Class A Investor Shares to Investors. As of June 30, 2020, we have raised $670,700 in capital resources.

To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by the loans and other property owned by the Company. Typically, we are able to borrow approximately 70% of the purchase price of loans.

The Company does not currently have any unfunded capital commitments. We expect to deploy most of the capital we raise in the Offering in buying loans, as described in the “Use of Proceeds” section of our Offering Circular. Should we need more capital for any reason, we intend to either sell more Class A Investor Shares or sell other classes of securities.

In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Off-balance Sheet Arrangements

As of June 30, 2020 and for the years ended December 31, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

Item 2. Other Information

None.

Item 3

Financial Statements (UNAUDITED)

MONEY WITH MEANING FUND, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020
(UNAUDITED) AND FOR THE YEAR ENDED DECEMBER 31, 2019

INDEX TO FINANCIAL STATEMENTS OF MONEY WITH MEANING FUND, LLC

FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020
(UNAUDITED) AND FOR THE YEAR ENDED DECEMBER 31, 2019

MONEY WITH MEANING FUND, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS’ EQUITY

AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	Jun-20	Dec-19
ASSETS
Cash and Cash Equivalents	$72,289	$267,122
Investments in Residential Mortgage Loans (cost $679,069)	679,069	309,224
Deferred Offering Costs	-	-
Contributions Receivable	600	15,000
Interest Receivable	5,128	2,178
Receivable/Payable from Loan Servicer	2,757	1,776
Subscription Receivable	-	-

Total Assets	$759,843	$595,300

LIABILITIES AND MEMBER’S EQUITY

Investments in Promissory Notes (cost $154,954)	$154,954	$-
Accounts payable	15,791	15,791
Due to Manager	144,661	173,309
Administration Fee Payable	-	6,000
Management Fees Payable	-	5,152
Interest Payable	1,550	-

Total Liabilities	316,956	200,252

Members ’ Equity: (Note 5)
Capital Addition:
Class A Shares issued and outstanding- 5,000,000 authorized at no par value priced at $10.00 per share	670,700	606,500
Class A Shares Redeemed	(16,849)	-
Members’ Equity/(Deficit)	(41,939)	(41,939)
Offering Costs	(111,420)	(111,420)
Income and Retained Earnings	(57,605)	(58,093)
Total Members’ Equity	442,887	395,048
Total Liabilities and Member’s Equity	$759,843	$595,300

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC
SCHEDULES OF INVESTMENTS

AS OF JUNE 30, 2020 (UNAUDITED)

Date of Note	Sector	Seller	Cost per loan	Fair Market Value	Percentage of Members’ Equity	Interest Rate	Maturity Date

Investments in Mortgage Loans
1/31/2020	United States Mortgage Loans	ARCPE 3, LLC	$4,044	$4,044	0.91%	10.00%	12/1/2021
1/31/2020	United States Mortgage Loans	ARCPE 3, LLC	14,978	14,978	3.38%	0.00%	4/1/2029
1/31/2020	United States Mortgage Loans	ARCPE 3, LLC	17,466	17,466	3.94%	0.00%	9/1/2034
1/31/2020	United States Mortgage Loans	ARCPE 3, LLC	6,770	6,770	1.53%	0.00%	2/1/2027
1/31/2020	United States Mortgage Loans	ARCPE 3, LLC	12,296	12,296	2.78%	0.00%	3/1/2030
1/31/2020	United States Mortgage Loans	ARCPE 3, LLC	12,648	12,648	2.86%	0.00%	1/1/2032
9/9/2019	United States Mortgage Loans	RTE 1 LLC	28,456	28,456	6.43%	7.00%	10/1/2055
9/9/2019	United States Mortgage Loans	RTE 1 LLC	44,990	44,990	10.16%	4.88%	1/1/2041
9/9/2019	United States Mortgage Loans	RT Equity Investments LLC	47,885	47,885	10.81%	6.50%	3/1/2045
9/9/2019	United States Mortgage Loans	RTE 1 LLC	36,374	36,374	8.21%	10.00%	12/13/2030
9/9/2019	United States Mortgage Loans	RTE 1 LLC	29,719	29,719	6.71%	4.33%	5/1/2033
9/9/2019	United States Mortgage Loans	RTE 1 LLC	31,479	31,479	7.11%	10.00%	12/1/2041
9/9/2019	United States Mortgage Loans	RTE 1 LLC	67,081	67,081	15.15%	3.38%	8/1/2043
9/9/2019	United States Mortgage Loans	RT Equity Investments LLC	17,542	17,542	3.96%	10.50%	10/1/2029
4/29/2020	United States Mortgage Loans	RT Equity Investments LLC	32,836	32,836	7.41%	10.75%	6/1/2033
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	17,908	17,908	4.04%	10.00%	8/1/2028
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	3,403	3,403	0.77%	10.00%	9/1/2021
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	10,243	10,243	2.31%	10.00%	4/1/2026

MONEY WITH MEANING FUND, LLC
SCHEDULES OF INVESTMENTS (CONTINUED)

AS OF JUNE 30, 2020 (UNAUDITED)

Date of Note	Sector	Seller	Cost per loan	Fair Market Value	Percentage of Members’ Equity	Interest Rate	Maturity Date
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	$3,481	$3,481	0.79%	10.00%	12/1/2021
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	8,604	8,604	1.94%	10.00%	3/1/2028
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	19,818	19,818	4.47%	10.00%	10/1/2030
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	26,692	26,692	6.03%	10.00%	2/1/2037
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	21,851	21,851	4.93%	10.00%	10/1/2032
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	11,989	11,989	2.71%	10.00%	7/1/2024
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	27,622	27,622	6.24%	10.00%	12/1/2041
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	17,289	17,289	3.90%	10.00%	8/1/2028
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	19,103	19,103	4.31%	10.00%	7/1/2028
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	5,982	5,982	1.35%	10.00%	5/1/2022
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	2,700	2,700	0.61%	10.00%	4/1/2026
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	8,661	8,661	1.96%	10.00%	10/1/2024
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	22,335	22,335	5.04%	10.00%	2/1/2033
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	2,984	2,984	0.67%	10.00%	10/1/2022
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	16,885	16,885	3.81%	10.00%	3/1/2028
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	15,214	15,214	3.44%	10.00%	3/1/2028
1/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	11,739	11,740	2.65%	10.00%	9/1/2026
	Total Mortgage Loans		$679,069	$679,069	153.33%

Investments in Promissory Notes
1/31/2020	United States Promissory Note	ARCPE 3, LLC	$(31,712)	$(31,712)	-7.16%	12.00%	1/31/2023
5/1/2020	United States Promissory Note	PALM AVENUE HIALEAH TRUST	(123,242)	(123,242)	-27.83%	12.00%	1/29/2023
	Total Promissory Notes		$(154,954)	(154,954)	-34.99%

MONEY WITH MEANING FUND, LLC
STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020
(UNAUDITED) AND YEAR ENDED DECEMBER 31, 2019

	Jun-20	Dec-19
INVESTMENT INCOME
Bank Interest	$-	$16
Interest Income	30,891	9,336
Other Income	722	-
Corporate Advance Income	1,449	-
Total Investment Income	33,062	9,352
Interest Expense	(8,187)	-
Net Investment Income	24,875	9,352

EXPENSE
Professional Fees	750	24,266

Administration Fees	19,100	18,005
Marketing Costs	-	9,246
Audit & Tax Fees	2,230	5,635
Management Fee	-	5,152
Legal Expenses	5,361	2,288
Corporate Advance Expenses	557	1,925
Loan Servicing Fees	6,457	1,372
Bank Fees	1,434	898
Other expenses	14	-
Total Expenses	35,903	68,787
Expenses reimbursed by the Manager	(4,695)	-
Net Expenses	31,208	68,787
Net Income/ (Loss)	(6,333)	(59,435)

REALIZED AND UNREALIZED GAIN/LOSS ON INVESTMENTS
Realized Gain (Loss) From Residential Mortgage Loans	6,821	1,342
NETINCOME/(LOSS)	$488	$(58,093)

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020

(UNAUDITED) AND YEAR ENDED DECEMBER 31, 2019

Member’s Equity/(Deficit)
Balance, May 8, 2017 (inception)	$-

Net Loss From Operations	(1,740)
Balance, December 31, 2017	$(1,740)

Net Loss From Operations	(40,199)
Balance, December 31, 2018	$(41,939)

Class A Units issued	606,500
Class A Units Redeemed	-
Offering Costs	(111,420)
Net Income/(Loss) From Operations	(58,093)
Balance, December 31, 2019	$395,048

Class A Units issued	64,200
Class A Units Redeemed	(16,849)
Net Income/(Loss) From Operations	488
Balance, June 30, 2020	$442,887

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020

(UNAUDITED) AND YEAR ENDED DECEMBER 31, 2019

	Jun-20	Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income/ (Loss)	$488	$(58,093)
Purchases of Investments	(394,524)	(312,733)
Proceeds from sale of investments	186,454	4,851
Adjustments to Reconcile Net Income to Net Cash provided by (used in) Operating Activities:
Net realized gain/(loss) on investments	(6,821)	(1,342)
Net Increase/Decrease in Other Interest Receivable	(2,950)	(2,178)
Net Increase/Decrease in Contributions Receivable	14,400	-
Net Increase/Decrease in Receivable/Payable from Loan Servicer	(981)	(1,776)
Net Increase/Decrease in Administrative fees payable	(6,000)	-
Net Increase/Decrease in Accounts Payable	-	9,227
Net Increase/Decrease in Due to Manager	(28,648)	26,514
Net Increase/Decrease in Interest Payable	1,550	6,000
Net Increase/Decrease in Management Fees Payable	(5,152)	5,152
Net cash used in operating activities	(242,184)	(324,378)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital Addition	64,200	591,500
Capital Redemptions	(16,849)	-
Net cash provided by financing activities	47,351	591,500

Net Increase (Decrease) in Cash and Cash Equivalents	(194,833)
Cash and Cash Equivalents, at Beginning of Period	267,122
Cash and Cash Equivalents, End of Period	$72,289

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 1: NATURE OF OPERATIONS

Money With Meaning Fund, LLC (the “Company”), is a limited liability company organized May 8, 2017 under the laws of Delaware. The Company was formed to invest in (buy) primarily non- performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single-family residential property) and delinquent in payment, and work with homeowners to resolve the nonperforming loans in a socially conscious manner.

The Company is managed by Cloud Capital Management, LLC (the “Manager”), a Florida limited liability company and also a member of the Company. Cloud Capital Management, LLC (a related party) has exclusive control over all aspects of the Company’s business in its role as Manager.

As of June 30, 2020, the Company has commenced its planned principal operations and has started generating revenue. The Company is offering its Class A Units to raise further capital. The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company commenced its planned principal operations and has started generating revenues. The Company holds $72,289 in cash as of June 30, 2020.

If the Company is unable to obtain sufficient amounts of capital, it may be required to reduce the scope of its planned loan operations, which could harm the business, financial condition and operating results. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2020, the Company has $72,289 in its bank accounts.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Fair Value of Financial Instruments (continued)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The following table presents information about the Company’s investments shown by major category within the fair value hierarchy as of June 30, 2020:

Assets at fair value*

Description	Level 1	Level 2	Level 3	Total
Assets
Residential Mortgage Loans	$-	$-	$679,069	$679,069
Liabilities
Promissory Notes	$-	$-	$(154,954)	$(154,954)

The following table includes a rollforward for the six months ended June 30, 2020, of the financial instruments classified within Level 3. The classification of a financial instrument within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

	Balance at					Balance at
Assets	January 1, 2019	Transfers Into (Out of) Level 3		Sales/Purchases	Proceeds (1)	June 30, 2020
Residential Mortgage Loans	$309,224	$		$393,352	$(30,327)	$237,225

Liabilities
Promissory Notes	$(154,954)		$-	$1,172	$(156,127)	$(154,954)

(1) Includes principal payments received from residential mortgage loans.

Fair Value of Financial Instruments (continued)

The following table summarizes the valuation technique and significant unobservable inputs used for the Company’s investments that are categorized in Level 3 of the fair value hierarchy as of June 30, 2020:

	Fair value	Valuation technique	Unobservable inputs	Range of inputs
Assets
Residential Mortgage Loans	$679,069	Cost basis	Loss severities, probabilities of defaults	0.00% - 10.75%
Liabilities
Promissory Notes	$(154,954)	Cost basis	Loss severities, probabilities of defaults	12.00%

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company has net income of $488 for the six months ended June 30, 2020.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company has commenced during 2019 under Regulation A. The offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on June 3, 2019. Prior to the offering, these costs are capitalized as deferred offering costs on the balance sheet. As of December 31, 2019, there were $111,420 in offering costs that were charged to the member’s equity.

The Company capitalizes costs of its offering of securities which will be applied against proceeds received if successful. If unsuccessful, such costs will be expensed. The following table presents information about the deferred offering costs during the six months ended June 2020 and the year ended 2019 respectively:

Amount
Balance, December 31, 2018	$111,420
Charged to Members’ Equity during 2019	111,420
Balance, December 31, 2019	-
Charged to Members’ Equity during 2020	-
Balance, June 30, 2020	$-

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Loans Held for Investment

Loans held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees and costs. Net deferred loan origination fees and costs on loans are amortized or accreted using the interest method over the expected life of the loans. Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual. Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff. Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management’s intention, and the Company has the ability, to hold these loans to maturity.

Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote.

Loans Held for Investment (continued)

Interest payments received on such loans is applied as a reduction to the loan principal balance. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent. The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent. All loans are generally charged-off at such time the loan is classified as a loss.

Note: Manager has the option to change the specific terms due to their discretion.

Promissory Notes

On January 29, 2020, the Company entered into a promissory note agreement with Palm Avenue Hialeah Trust (the “Trust”) for $124,414 pursuant to a Loan Agreement executed as of the same date between the Trust, its affiliate, ARCPE 3, LLC (“ARCPE”) and the Company. The note incurs interest at 12% per annum payable on the 1st day of each month commencing on March 1, 2020 and shall be due and payable in full on January 29, 2023. In case of a default, the Company would incur an additional interest of 5% per annum over the initial interest rate. On May 1, 2020, the Company paid off principal of $1,172 and had an outstanding balance of $123,242 as of June 30, 2020. Interest expense incurred on the note for the six months ended June 30, 2020 was approximately $6,530.

On January 29, 2020, the Company entered into a promissory note agreement with ARCPE 3, LLC for $31,712 pursuant to a Loan Agreement executed as of the same date between ARCPE, its affiliate, the Trust and the Company. The promissory note incurs interest at 12% per annum payable on the 1st day of each month commencing on March 1, 2020 and shall be due and payable in full on January 29, 2023. In case of a default, the Company would incur an additional interest of 5% per annum over the initial interest rate. Interest expense incurred on the note for the six months ended June 30, 2020 was approximately $1,657.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses. The Company will obtain an appraisal and/or market valuation on all real estate owned at the time of possession. After foreclosure, valuations are periodically performed by management. Any subsequent fair value losses are recorded to other real estate owned operations with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

NOTE 3: NOTE PAYABLE TO RELATED PARTY

Expenses since inception and until commencement had been paid by the Manager of the Company, Cloud Capital Management, LLC (a related party), on the Company’s behalf. After October 2019, the Company is bearing all the expenses. As per the agreement, the Company will reimburse the Manager and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. Amounts due to the Manager of the Company was $144,661 as of June 30, 2020.

On November 1, 2018, the Company entered into a management services agreement with Cloud Capital Management LLC, the Manager. Under the agreement, the Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the investors on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

On October 3, 2019, the Company amended its agreement to denominate the Manager’s ownership of all limited liability interests of the Company to 1,000,000 units. The denomination of the Manager’s ownership interests to units did not diminish the Manager’s ownership.

NOTE 4: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 5: COMMITMENTS AND CONTINGENCIES

On November 7, 2018, the Company entered into a joinder agreement to become a party to an existing loan servicing agreement between the Manager and a third-party loan servicing company, however, only with respect to assets owned by the Company. Under the agreement, the loan servicing company agrees to service and administer the Company’s mortgage loans and real estate owned (“REO”) properties in exchange for per asset monthly servicing fees, and if applicable, default resolution fees of up to 2.25% of related unpaid principal balances (“UPBs”), disposition/property liquidation fees of up to 2.5% of UPBs, and deboarding fees for REOs equal to 2% of net proceeds. The agreement automatically renewed for a one-year term on May 23, 2019, and on each successive anniversary unless mutually cancelled by both parties 90-days prior to the anniversary date.

On November 14, 2018, the Company entered into an asset management agreement with a third-party asset management company. Under the agreement, the asset management company agreed to provide oversight of all loan servicers with respect to the servicing of the Company’s mortgage loans, and to administer, manage and dispose of the Company’s REO properties. Such services will be provided in exchange for asset management fees comprised of acquisition fees (1% of the Company’s purchase price of its assets), mortgage loan management fees (1% per annum of the Company’s purchase price of its assets, payable monthly, and 1% of sales proceeds upon disposition), and REO management fees (1% of sales proceeds upon closing of sales). The Company may terminate the agreement with or without cause by providing 30-days’ notice to the asset management company.

NOTE 6: MEMBER’S EQUITY/(DEFICIT)

Limited Liability Company Units

On July 1, 2017, the Company defined the limited liability interests in the Company in the agreement. Such interests are denominated into 20,000,000 “Shares”, consisting of 1,000,000 units and 19,000,000 “Investor Shares”. The Manager of the Company, Cloud Capital Management, LLC (a related party), owned all of the 1,000,000 units as of June 30, 2020. As of June 30, 2020, the Class A investors owned 65,320 Investor Shares for a total of $653,200.

The Manager of the Company is authorized to further divide the Investor Shares into one or more series and must document the number of shares, and the rights and preferences of such series in formal authorizing resolutions. An authorizing resolution providing for issuance of any series of Investor Shares may provide that such series shall be superior or rank equally or be junior to the Investor Shares of any other series except to the extent prohibited by the terms of the authorizing resolution establishing another series of Investor Shares. As Manager of the Company, Cloud Capital Management, LLC has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company and to make all decisions regarding such matters. Investor Shares do not have voting rights; however, voting rights may be conferred upon all or any series of Investor Shares by the Manager of the Company in an Authorizing Resolution. On November 1, 2017, the Manager authorized the Company to issue 5,000,000 Investor Shares designated as “Class A Investor Shares,” at no par value, priced at $10.00 each, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in a formal authorizing resolution. The minimum amount the Company was seeking to raise was $500,000. On June 24, 2019, the Manager changed the number to $250,000. As of the date of any distribution, owners of Class A Investor Shares (“Class A Members”), are entitled to receive a Class A Preferred Return equal to a compounded return of 10% with respect to its unreturned investment since the date of such Class A Member’s capital contribution. Class A Members have priority in distribution relative to owners of Common Shares (“Common Members”), wherein a Class A Member will first receive the Class A Preferred Return and next its unreturned investment prior to any remaining balance being distributed to Common Members. The Manager may at any time increase or decrease the authorized and/or outstanding number of Shares of any class, including Common Shares, provided that any increase or decrease in the number of Shares outstanding shall be made pro rata with respect to all Members owning the outstanding Shares of such class.

The Member’s equity balance was $442,887 as of June 30, 2020. Member’s equity as of June 30, 2020 consisted entirely of the accumulated deficits of $99,544 resulting from the net income of $488 for the six months ended June 30, capital activity of $653,851 which included capital additions of $64,200 and redemptions of $(16,829) during the six months ended June 30, 2020 and offering cost charged to equity amounting to $111,420.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability. The offering circular provides that Prime Trust, LLC will serve as the escrow agent of the Company. The Company has now engaged with the services of Sudrania Fund Services, LLC to act as its escrow agent and to perform other services.

NOTE 5: RELATED PARTY TRANSACTIONS

Expenses since inception have been paid by the Manager of the Company, Cloud Capital Management, LLC (a related party), on the Company’s behalf. Per the LLC Agreement, the Company will reimburse the Manager and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. Amounts due to the related party Manager of the Company was $144,661 as of June 30, 2020.

On November 1, 2018, the Company entered into a management services agreement with Cloud Capital Management LLC, the Manager of the Company. Under the agreement, the Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the Investor Members on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

On October 3, 2018, the Company amended its LLC Agreement to denominate the Manager’s ownership of the limited liability interests of the Company to 1,000,000 Common Shares. The denomination of the Manager’s ownership interests to Common Shares did not diminish the Manager’s ownership, and the Manager retained all of the Common Shares of the Company.

NOTE 7: MANAGEMENT INDEMNIFICATIONS

The agreement protects the Manager and its employees and affiliates from lawsuits brought by Investors. For example, it provides that the Manager will not be responsible to Investors for mistakes, errors in judgment, or other acts or omissions (failures to act) as long as the act or omission was not the result of the Manager’s fraud or willful misconduct. This limitation on the liability of the Manager and other parties is referred to as “exculpation.” The agreement also requires the Company to indemnify (reimburse) the Manager, its affiliates, and certain other parties from losses, liabilities, and expenses they incur in performing their duties. For example, if a third party sues the Manager on a matter related to the Company’s business, the Company would be required to indemnify the Manager for any losses or expenses it incurs in connection with the lawsuit, including attorneys’ fees. However, this indemnification is not available where a court or other juridical or governmental body determines that the Manager or other person is not entitled to be exculpated under the standard described in the preceding paragraph. Notwithstanding the foregoing, no exculpation or indemnification is permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

NOTE 8: FINANCIAL HIGHLIGHTS

Financial highlights presented are for the period from January 1, 2020 (commencement of operations) through June 30, 2020:

Return before expenses	9.74%
Total Expenses	8.83%
Return before management fee reimbursement	-0.92%
Management fee reimbursement	-1.15%
Net Return	0.24%

Ratios to average members’ capital:
Net investment loss	-1.56%

The financial highlights presented are for the Fund’s limited partner class as a whole. Due to the timing of capital contributions and withdrawals, an individual limited member’s returns may vary. The net investment income (loss) ratio excludes realized and unrealized gains (losses).

The internal rate of return (IRR) of the non-managing members since inception of the Company is computed based on the actual dates of capital contributions and distributions and the ending aggregate limited member capital balance (residual value).

NOTE 9: SUBSEQUENT EVENTS

From July 1, 2020, through August 10, 2020, the Company had capital contributions of $28,450.

In March 2020, The World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout United States and the world. As of the date the financial statements were available to be issued, there was considerable uncertainty around the expected duration of the pandemic. The Company may be significantly impacted by the pandemic, which could result in material future changes to the Company’s financial position and results of operations. The ultimate impact of COVID-19 on the financial performance of the Company’s investments cannot be reasonably estimated at this time.

Management’s Evaluation

These financial statements were approved by management and available for issuance on September 17, 2020. Subsequent events have been evaluated through this date.

Item 4

INDEX OF EXHIBITS

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on May 8, 2017.*

Exhibit 1A-2B	Limited Liability Company Agreement dated November 1, 2018.*

Exhibit 1A-2C	Authorizing Resolution dated November 1, 2018.*

Exhibit 1A-4	Form of Investment Agreement.*

Exhibit 1A-6A	Servicing Agreement with SN Servicing Corporation.*

Exhibit 1A-6B	Master Servicing Agreement with Southside Community Development & Housing Corporation.*

Exhibit 1A-6G	Agreement between the Company and Mainstream Fund Services, Inc. dated January 9, 2018.*

Exhibit 1A-6D	Asset Management Agreement with Neighborhood Stabilization Capital Management, LLC.*

Exhibit 1A-6E	Management Services Agreement with Cloud Capital Management, LLC.*

Exhibit 1A-6F	Joinder Agreement modifying Servicing Agreement with SN Servicing Corporation.*

*All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020

Money With Meaning Fund, LLC

By: Cloud Capital Management, LLC
As Manager

	By	/s/ Terrence Osterman
Terrence Osterman, Managing Member

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Terrence Osterman
Terrence Osterman
Managing Member of Cloud Capital Management Chief Executive Officer
September 17, 2020